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                             November 17, 2020

       Frank D. Lee
       Chief Executive Officer
       Forma Therapeutics Holdings, Inc.
       500 Arsenal Street, Suite 100
       Watertown, MA 02472

                                                        Re: Forma Therapeutics
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
13, 2020
                                                            CIK No. 0001538927

       Dear Mr. Lee:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Gabriella
Morales-Rivera, Esq.